Exhibit 99.(a)(35)

MEDIA RELEASE

THE CHOICE FOR SHAREHOLDERS IS CLEAR: GOLD
FIELDS’ PROVEN TRACK RECORD OF CREATING
SHAREHOLDER VALUE
REJECT THE HARMONY OFFER

Johannesburg, 9 November 2004.  Following Harmony’s presentation this afternoon, Ian Cockerill, Chief Executive Officer of Gold Fields Limited, commented:

“The core issue, which was not addressed in today’s presentation by Harmony, is that their coercive two-stage offer substantially undervalues Gold Fields’ shares.”

In addition, the Board of Gold Fields would like to remind shareholders of the following facts:

•	Gold Fields has delivered a 200% return to its shareholders over the last five years; Harmony’s equivalent return is only 112%[1];

•	Gold Fields has maintained a consistent level of gold production in South Africa over the last five quarters, while reducing its costs to R 73,263 per kilogram in the September quarter. Harmony has suffered a 13% drop in production while its rand per kilogram costs have actually increased over the same time period;

•	Gold Fields total cash costs on a group basis are R 66,516 (Q1 F2005) per kilogram; Harmony’s cash operating costs are R 77,880 (Q1 F2005) per kilogram;

•	Gold Fields total cash costs in respect of its South African operations are R 73,263 (Q1 F2005) per kilogram; Harmony’s cash operating costs for South Africa are R 79,169 (Q1 F2005) per kilogram;

•	Gold Fields has achieved headline earnings for the last 5 quarters; Harmony has headline losses for the last five quarters; and

•	Gold Fields has generated positive cash flow from operating activities (excluding dividends paid) of R 1.7 billion (F2004) and R 0.2 billion (Q1 F2005) and has over R 3.4 billion in the bank; Harmony is burning cash, has debts of over R 3.3 billion with more than R 500m of deferred payments due in January 2005.

The Gold Fields board believes that Gold Fields’ long-term assets need sustainable management practices — not short term cost cutting.

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Dir +27 11 644-2460
Fa +27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz
Tel +27 11 644-2460
Fa +27 11 484-0639

North America

Cheryl A Martin
Tel +303 796-8683
Fa +303 796-8293

Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill† (Chief Executive Officer), K Ansah#, G J Gerwel, N J Holland† (Chief Financial Officer), J M McMahon†, G R Parker‡, R L Pennant-Rea†, P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson
*Canadian, †British, ‡American, #Ghanaian.
Corporate Secretary: C Farrel

Shareholders’ best option for value creation is the proven option: Gold Fields. Harmony’s hostile and coercive offer will destroy shareholder value and dilute Gold Fields’ earnings per share, operating cash flow and balance sheet strength.

1	Based on relative share performance and inclusive of reinvested dividends.

ends

In the United States, Gold Fields Limited (“Gold Fields”) has filed a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.

This document contains forward-looking statements with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements are subject to a number of risks and uncertainties and the events discussed herein may not occur.

The directors of Gold Fields accept responsibility for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Information included in this document relating to Harmony and its business has been derived solely from publicly available sources. While Gold Fields has included information in this document regarding Harmony that is known to Gold Fields based on publicly available information, Gold Fields has not had access to non-public information regarding Harmony and could not use such information for the purpose of preparing this document. Although Gold Fields is not aware of anything that would indicate that statements relating to Harmony contained in this document are inaccurate or incomplete, Gold Fields is not in a position to verify information concerning Harmony. Gold Fields and its directors and officers are not aware of any errors in such information. Subject to the foregoing and to the maximum extent permitted by law, Gold Fields and its directors and officers disclaim all liability for information concerning Harmony included in this document.

Copies of this document are not being made available, and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into Australia, Canada, Japan, the Republic of Ireland or any other jurisdiction in which it is illegal to make the offer and persons receiving this document (including custodians, nominees and trustees) must not distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of Ireland or any such other jurisdiction.

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